SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                      -----------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                      -----------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                  --------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---            ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No X
                                  ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------------------------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated May 22, 2003 in connection with the Company's funding agreement with Technology Partnerships Canada.

News Release

FOR IMMEDIATE RELEASE


                  WORLD HEART CORPORATION TO RECEIVE REMAINING
                 $3M FUNDING FROM TECHNOLOGY PARTNERSHIPS CANADA
                                   INVESTMENT


OTTAWA, Ontario - May 22, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today announced that Technology Partnerships Canada
(TPC) has agreed to amend its partnership agreement in order to complete the remaining $3 million disbursement under its November 2001 investment in support of WorldHeart's HeartSaverVAD(TM) development program.

TPC has provided to WorldHeart a letter indicating willingness to consider a further investment of up to $9.98 million, subject to TPC's formal approval process, to support continued development, testing and trials of HeartSaverVAD.

WorldHeart announced in August 2002 that it had decided to merge the HeartSaverVAD and HeartSaverVAD II programs into a single release of an optimized product. These technologies were then integrated with the patented technologies of Novacor(R) LVAS and Novacor LVAS II to formulate the optimized HeartSaverVAD, resulting in a change in the scope of the program being supported by TPC.

As consideration for TPC's approval of the amendment, WorldHeart has agreed to modify royalties payable to TPC. Effective January 1, 2004, a royalty will be payable on net revenues, to a maximum which permits TPC to recover approximately the same rate of return as under the original agreement.

During the next several weeks, as the HeartSaverVAD program advances, WorldHeart will work with TPC to define the scope and basis for a subsequent investment, and to seek formal approval.

It is estimated that the global market for WorldHeart's heart assist products exceeds 100,000 patients annually. In Canada alone, an estimated 25,000 people die every year where heart failure is the principal or contributing cause of death. Many of these patients could benefit from receiving safe and effective circulatory support from a heart assist device.

"WorldHeart believes that its next-generation HeartSaverVAD will be a leading therapy for a large, unmet clinical need, due to its small physical characteristics that don't compromise its ability to deliver full pulsatility," explained Dr. Mussivand, WorldHeart's Chairman and Chief Scientific Officer. "We are heartened by the Government of Canada's continued long-term support of our technology."

About World Heart Corporation
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System (LVAS) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

About Technology Partnerships Canada (TPC)
TPC is a technology investment program established in 1996 to contribute to the achievement of Canada's objectives of increasing economic growth, creating jobs and wealth, and supporting sustainable development. TPC supports and advances Government of Canada objectives by investing strategically in research, development and innovation in order to encourage private sector investment, and so maintain and grow the technology base and technological capabilities of Canadian Industry. TPC also encourages the development of small and medium-sized enterprises (SMEs) in all regions of Canada.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.




For more information, please contact:
World Heart Corporation
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation


  Date: May 22, 2003                   By: /s/  Ian Malone
                                          --------------------------------------
                                          Name:  Ian Malone
                                          Title: Vice President Finance and
                                                 Chief Financial Officer